Exhibit 99(a)(1)(C)(3)

Email to Advisors

Dear Valued Partners,

This email is to inform you of a tender offer notice sent to your clients as of today. You can see the details of the notice below.

Should you have any questions, please contact your sales representative or IDR Investor Support at (210) 459-0596. Thank you for your attention to this matter.

Regards,

IDR Support Team

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.

December 15, 2022

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the extension of the quarterly repurchase offer (the “Offer”) by IDR Core Property Index Fund Ltd. (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s Class A common stock (“Shares”), for which there is otherwise no public market. The Offer is for cash at a price equal to the net asset value per Share (“NAV per Share”) as of September 30, 2022 (the “Purchase Price”), and is made upon terms and subject to the conditions set forth in the accompanying Offer to Purchase, as amended by the supplement dated December 15, 2022 (the “Supplement”), and Amended Letter of Transmittal. As an example of the Purchase Price, the NAV per Share on September 30, 2022 was $12.5718 per Share.

The Offer period will begin on or before November 23, 2022 and will now end at 11:59 PM, Eastern Time, on December 30, 2022 unless the Offer is further extended. Subject to the limitations contained in the Offer to Purchase and Supplement, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about December 30, 2022.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE COMPANY’S NET ASSET VALUE PER SHARE AS OF SEPTEMBER 30, 2022, PLEASE DISREGARD THIS NOTICE.

The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Amended Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Supplement to the Offer to Purchase for conditions to the Offer. For example, at the Company’s NAV per Share of $12.5718 as of September 30, 2022, the Company would purchase 23,495 Shares pursuant to this Offer.

All requests to tender Shares must be received in good order by the Company, at the address below, by 11:59 PM, Eastern Time, on December 30, 2022 unless the Offer is further extended. You may access the Amended Letter of Transmittal electronically via IDR’s Investor Portal at URL: https://idr.realblocks.com/auth/signin

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
PO Box 2175	IDR Core Property Index Fund Ltd, c/o
Milwaukee, WI 53201	UMB Fund Services, Inc.
Attention: IDR Investor Services	235 W. Galena Street
Milwaukee, Wisconsin 53212

If you have any questions, please call your financial advisor or call the Company at 210-469-0596.

Sincerely,

IDR Core Property Index Fund LTD